TRANS-ORIENT PETROLEUM LTD.

MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is June 28, 2005, for the quarter ended April 30, 2005 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s annual audited consolidated financial statements and MD&A for the year ended July 31, 2004.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, decline in value of investments in associated companies, regulatory matters, industry competition, uncertainties as to the availability and cost of financing, potential delays or changes in plans with respect to capital expenditures.

Business

Trans-Orient Petroleum Ltd. is a Canadian company, headquartered in Vancouver, British Columbia. The Company is engaged in identifying, financing and providing business development services for early stage resource and technology businesses. The Company’s operating strategy is to acquire a significant equity interest in Associated and Non-Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At April 30, 2005, the Company held interests in three Associated Companies.

Results of Operations

The Company has incurred losses to date of $10,679,398 which includes net income for the third quarter of the 2005 fiscal year of $76,574 versus a third quarter loss of $31,747 last year or income of $1,116,314 (2004: $398,603) for the nine month period ended April 30, 2005.

The Company’s net income of $76,574 relating to the third quarter essentially consisted of a gain on sale of associated company, Austral Pacific totalling $117,048 versus a net loss of $31,747 inclusive of a gain on sale of Austral Pacific shares of $9,375 in the third quarter last year. For the nine months period ended April 30, 2005 of the Company recorded net income of $1,116,314 including a gain on sale of Austral Pacific shares totalling $1,141,404 versus net income of $398,603 including a gain on sale of Austral Pacific shares totalling $470,478 for the comparable period last year.

During the third quarter the Company sold 75,000 shares of its investment in Austral Pacific with a book value of $107,250 for proceeds of $224,298 and the company sold 100,000 shares of Gondwana Energy Ltd. with a book value of $10,000 for proceeds of $6,000. The majority of the proceeds from the sales of Austral Pacific in the third quarter were used to participate in a Private Placement in TAG Oil Ltd. (”TAG”) where the Company purchased 500,000 units of TAG, at $0.40 per unit with each unit consisting of one share and one share purchase warrant. Each warrant is exercisable to purchase one common share at a price of US$0.60 in the first year and US$0.80 in the second year, subject to an accelerated expiry if a trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire thirty days after notice is given to the holder that the trigger price was reached, if not exercised.

In addition to the above investment activity the Company during, the second quarter of the 2005 fiscal year, sold 668,800 shares of its investment in Austral Pacific with a book value of $826,560 for proceeds of $1,850,916. Essentially all of the proceeds from these sales were used to exercise the Company’s Austral Pacific warrants, specifically being the 836,845 Series “A” warrants for US$1.50 per share (US$1,255,268) and the Company’s 382,750 NZ IPO warrants for NZ$2.10 per share (US$574,125).

For the three and nine month periods ending April 30, 2005, the General and Administrative (“G&A”) expenses amounted to $34,941 and $108,791, respectively when compared to the G&A of $46,496 and $90,732, respectively for the same periods last year.

Capital Expenditures

During the third quarter of 2005 and for the nine month period ending April 30, 2005, the Company did not incur any capital expenditures other than investing $1,829,393 in the acquisition of shares of Austral Pacific and investing $200,000 in the acquisition of units of TAG as described above. Please also refer to Note 3 of the unaudited consolidated interim financial statements for further information.

Liquidity and Capital Resources

The Company has not conducted any financing activities during the nine month period ending April 30, 2005 and currently the Company has 2,516,823 shares outstanding. The investing activities of the Company for the nine month period ending April 30, 2005 consisted of acquiring 1,219,595 shares of Austral Pacific for $1,829,393, 500,000 units of TAG Oil Ltd. for $200,000, selling 743,800 shares of Austral Pacific for $2,075,214 and selling 100,000 shares of Gondwana Energy for $6,000 as described above. During the third quarter, the Company’s controlled subsidiary sold it’s 2,205 shares of the Company for proceeds of $3,308.

The Company had $94,456 (April 30, 2004: $90,879) in cash and $140,365 (April 30, 2004: $121,751) in working capital at April 30, 2005. This compares to $69,887 in cash and $105,169 in working capital for year ended July 31, 2004.

As of the date of this MD&A, the Company has sold an additional 15,000 shares of Austral Pacific for proceeds of approximately $50,000. Please refer to Note 7 of the unaudited consolidated interim financial statements for further information.

Set-out below are the Company’s fully diluted common shares outstanding on the dates indicated:

	April 30, 2005	July 31, 2004
Common shares	2,516,823	2,516,823
Share purchase warrants	900,000	900,000
Stock options	-	27,777
Total - Fully diluted	3,416,823	3,444,600

The 900,000 share purchase warrants shown above expired on June 13, 2005 as they were not exercised.

Summary of Quarterly Results
	Three Month Period Ended Apr 30, 2005 $	Three Month Period Ended Jan 31, 2005 $	Three Month Period Ended Oct 31, 2004 $	Three Month Period Ended July 31, 2004 $	Three Month Period Ended April 30, 2004 $	Three Month Period Ended Jan. 31, 2004 $	Three Month Period Ended Oct 31, 2003 $	Three Month Period Ended July 31, 2003 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	76,574	1,045,320	(5,580)	60,226	(31,747)	433,858	(3,508)	42,800
Basic income (loss) per share	0.03	0.42	(0.00)	0.02	(0.01)	0.18	(0.00)	0.02
Diluted income (loss) per share	0.03	0.30	(0.00)	0.01	(0.01)	0.13	(0.00)	0.01

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share. The Company did have an unusual item occur as a result of the non-cash acquisition of AMG Oil Ltd. during the 2003 fiscal year, the effects of which have been disclosed on the Companys audited financial statements for the year ended July 31, 2004 and 2003.

The Company has the following commitments for Capital Expenditure at April 30, 2005:

Contractual Obligations	Total $	Less than One Year
Long term Debt	-	-
Operating Leases	-	-
Purchase Obligations	-	-
Other long-term obligations	-	-
Total Contractual Obligations	-	-

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to note 4 of the unaudited interim consolidated financial statements for other details of related party transactions during the period ended April 30, 2005 and Note 7 for details of related party transactions that occurred subsequent to April 30, 2005.

Additional information relating to the Company is available on www.sedar.com.

Change of Corporate Secretary, CFO and Director

On October 27, 2004, Mr. Garth Johnson, CGA, resigned as Corporate Secretary, CFO and Director of the Company and was replaced by Mr. Barry MacNeil, CGA.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil, CGA
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT
(1) Member of audit committee
Computershare Trust Company of Canada
CORPORATE OFFICE	9th Floor, University Avenue
Toronto, Ontario
1407-1050 Burrard Street	Canada M5J 2Y1
Vancouver, British Columbia	Telephone: 1-888-661-5566
Canada V6Z 2S3	Facsimile: 1-416-263-9261
Telephone: 1-604-682-6496	Email: webservice@computershare.com
Facsimile: 1-604-682-1174
SHARE LISTING
SHAREHOLDER RELATIONS
OTCBB: TOPLF
Telephone: 604-682-6496
Facsimile: 604-682-1174	ANNUAL GENERAL MEETING

BANKERS	The annual general meeting was
held on January 14, 2005 at the offices
Bank of Montreal	of Lang Michener, Barristers & Solicitors,
Vancouver, British Columbia	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
SUBSIDIARY
SHARE CAPITAL
DLJ Management Corp.
At June 28, 2005, there are 2,516,823
shares issued and outstanding